

November 20, 2013

Patrick J. Rusnak
Chief Financial Officer
Sterling Financial Corporation
111 North Wall Street
Spokane, Washington 99201

> **Re:** **Sterling Financial Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-34696**

Dear Mr. Rusnak,

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief